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November 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
 Attn: Mr. Kenneth Ellington

Re:	Angel Oak Strategic Credit Fund (File Nos. 333-220480 and 811-23289)

Dear Mr. Ellington:

This letter responds to comments that you conveyed via telephone on November 28, 2017, to Matthew Barsamian and me, in connection with your review of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (“Registration Statement”) for Angel Oak Strategic Credit Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on November 22, 2017. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 2 at a future date, which will reflect the responses below.

PROSPECTUS

Summary of Fees and Expenses (page 13)

1.	Comment: Please include the line item “Interest Payments on Borrowed Funds” in accordance with Item 3.1 of Form N-2.

Response: The Fund will revise the “Summary of Fees and Expense” in the Registration Statement to include the line item “Interest Payments on Borrowed Funds.”

2.	Comment: For purposes of the “Example,” please calculate the expenses an investor would pay on a $1,000 investment in accordance with Item 3.1 of Form N-2.

Response: The Fund will revise the Registration Statement to reflect the expenses an investor would pay on a $1,000 investment.

STATEMENT OF ADDITIONAL INFORMATION

Financial Statement (pages F-1 – F-3)

3.	Comment: Please include the report of the independent registered public accounting firm.

Response: The Fund will include the report of the independent registered public accounting firm in Pre-Effective Amendment No. 2 to the Registration Statement.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen